UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of the Seadrill Limited (the "Company"), dated July 10, 2014, announcing the Company has received commitments from 17 banks for a US$1.35 billion credit facility to refinance the credit facilities secured by the ultra-deepwater units West Pegasus, West Gemini and West Orion.
Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated July 18, 2014, announcing the Company is launching a voluntary incentive payment offer to convert any and all of the US$650 million principal amount of 3.375% convertible bonds due 2017.
Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated July 23, 2014, announcing that holders of approximately US$547 million of the Company's convertible bonds due 2017 have submitted their acceptances of the voluntary conversion offer made by the Company on July 18, 2014.
Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated July 28, 2014, announcing that holders of US$648.6 million of the Company's convertible bonds due 2017 have accepted the voluntary incentive offer that was made on July 18, 2014.
Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated July 28, announcing that Tor Olav Trøim will leave his full time position with the Seatankers Group effective as of July 31, 2014 and thereafter provide independent investment and advisory services to the Seatankers Group.
Attached hereto as Exhibit 99.6 is a copy of the press release of the Company, dated August 1, 2014, announcing that its 2014 Annual General Meeting will be held on September 19, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: August 14, 2014
	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill refinances three high specification ultra-deepwater units

Hamilton, Bermuda, July 10, 2014 - Seadrill Limited ("Seadrill" or the "Company") has received commitments from 17 banks for a US$1.35 billion credit facility with a 5 year term and 10 year amortization profile to refinance the credit facilities secured by the West Pegasus, West Gemini, and West Orion.  The transaction was initially launched as a US$900 million facility secured by two ultra-deepwater units.  However, due to strong interest from the Company's banking group, the facility was upsized to US$1.35 billion by including one additional ultra-deepwater unit in the collateral package.  The new loan will be priced at a margin of Libor plus 2% and was substantially oversubscribed, demonstrating the strength of Seadrill's credit in the banking market.  This refinancing will provide Seadrill with US$350 million in additional cash.

By concluding this transaction the Company will be left with one ultra-deepwater and four jack-up units to be refinanced in 2015 and one ultra-deepwater and four jack-up units in 2016, totalling US$1.2 billion to be refinanced.

The Seadrill Group has gone to great lengths to diversify its sources of funding through opportunistic capital raises in the secured ECA, secured bank, unsecured bond, convertible bond, term loan B, and MLP markets.  Having access to numerous markets reduces refinancing risk and leads to decreased cost of capital that ultimately maximizes value creation for shareholders.  Seadrill's diversified funding strategy has resulted in the Company being in the best possible financial situation in the Company's history, with significant financial flexibility to support the dividend and prepared to act on potentially attractive acquisition opportunities created by the temporary weakness in the market.  The Board is pleased with the significant progress made on the financing front over the last twelve months and wants to give credit to management for hard work and solid execution.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill launches voluntary incentive payment offer to convert the US$650 million 3.375% 2017 convertible bond

Hamilton, Bermuda, July 18, 2014 - Seadrill Limited ("Seadrill" or the "Company") announces today that is launching a voluntary incentive payment offer to convert any and all of the US$650 million principal amount of 3.375% Seadrill convertible bonds due 2017 (the "2017 Bonds").
On July 8, 2014 Seadrill launched a voluntary exchange offer that was contingent upon the successful completion of a new convertible bond issuance.  Due to the adverse share price development on the day of the issue leading to an unfavorable conversion price, both transactions were cancelled.  A consequence of the cancellation of the incentive payment offer was that a number of convertible bondholders were harmed due to the common practice of hedging during a conversion offer.
The Board bears significant responsibility to all stakeholders and never intends to harm any of the Company's loyal supporters, however, the Board was left with the difficult decision to accept an unattractive deal or create this unfortunate situation.  The Company and the Board will not be forced to transact in any market at unfavorable terms, therefore saw cancellation as the only viable alternative.  In light of this the Board has decided to launch a new voluntary incentive payment offer which will not be contingent on the completion of any other transaction in order to counter the negative effects of last week's events.  We look forward to putting this unfortunate situation behind us and continue our innovative and cost effective funding strategy.
Seadrill hereby makes an offer of an incentive payment to the 2017 Bondholders who elect to exercise their conversion rights from this public announcement until July 24, 2014 at 5pm CET (the "Acceptance Period"). Bondholders may elect to receive the incentive payment in cash or in shares of Seadrill. If a bondholder does not make such election, they will receive the incentive payment in cash. Seadrill may at its sole discretion extend the Acceptance Period (one or more times). Seadrill will accept any acceptance of the voluntary incentive payment offer from an eligible Bondholder that is validly tendered in accordance with the terms of the voluntary incentive payment offer document during the Acceptance Period. Bondholders holding in excess of 60% of the convertible bonds outstanding have pre-committed to accept the voluntary incentive payment offer.
Bondholders exercising their conversion rights during the Acceptance Period will receive (i) 3,612 Seadrill ordinary shares per US$100,000 principal amount of the 2017 Bonds, (ii) a consideration of approximately US$11,840 per US$100,000 principal amount of the 2017 Bonds in cash or share of Seadrill (as adjusted in accordance with the incentive offer document) and (iii) accrued interest on the 2017 Bonds from April 27, 2014 (excluded) to July 28, 2014 (included).
The voluntary incentive payment offer will not affect the rights of 2017 Bondholders who do not wish to exercise their conversion rights during the Acceptance Period.
Questions should be directed to:
Rune Magnus Lundetræ:  Chief Financial Officer
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Status of voluntary incentive offer in Seadrill's convertible bond due 2017

Hamilton , Bermuda, 23rd July 2014 - Seadrill Limited is pleased to announce that holders of approximately US$547 million of Seadrill's convertible bonds due 2017 have submitted their acceptances of the voluntary conversion offer made by Seadrill on 18th July 2014. This represents approx. 84.1% of the total outstanding amount.  Bondholders in Seadrill's convertible bonds due 2017 are hereby reminded about the "90% clean-up call" as described in the Bond agreement clause 10.2.2 which gives Seadrill the right to call the remaining part of the bonds at par value plus accrued interest provided that 90% or more of the original issued amount of US$650 million have been redeemed or converted into shares.
The VWAP ("volume weighted average price") for the incentive offers, calculated in accordance with the conditions stipulated in the incentive offer, is US$37.61. As a result, the incentive payment value will be US$12,102.95 per US$100,000 principal amount of bond.
The acceptance period for the offering will close tomorrow, 24 July at 17.00 CET. ABG Sundal Collier is engaged by Seadrill as managers for the voluntary incentive offer.
Questions should be directed to:
Rune Magnus Lundetræ
Chief Financial Officer
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.4

SDRL - Seadrill announces result of voluntary incentive offer to convert the US$650 million 3.375% 2017 convertible bond

Hamilton, Bermuda, July 28, 2014 - Seadrill Limited ("Seadrill" or the "Company") is pleased to announce that holders of US$648.6 million of principal amount of Seadrill's convertible bonds due 2017 have accepted the voluntary incentive offer that was made on July 18, 2014 and expired on July 24, 2014. The Company intends to exercise the "90% clean-up call" call provision on the remaining US$1.4 million outstanding.

In connection with today's settlement of the voluntary incentive offer for early conversion of the convertible bonds, the number of common shares outstanding in Seadrill has increased by 23,827,751 shares. The total number of common shares outstanding in Seadrill is now 493,078,684 shares.

ABG Sundal Collier was engaged by Seadrill as managers for the voluntary incentive offer.

Questions should be directed to:
Rune Magnus Lundetræ
Chief Financial Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.5

SDRL - Disclosure of Large Shareholder

Hamilton, Bermuda, July 28, 2014 - Tor Olav Trøim has been employed by the Seatankers Group on a full time basis since 1995. Mr Trøim has, during this period, been an instrumental force in assisting the Seatankers Group in the transformation of Greenwich Holdings Ltd. (the parent in the Seatankers Group) from a shipping company focused on the tanker industry to a major investment company with significant direct and indirect holdings in more than 15 public and private companies covering a variety of industries.

Mr Trøim and the Seatankers Group have, over the last year, discussed how to organise their cooperation going forward. The background for this is that Mr Trøim wishes to focus his resources on fewer investments, primarily by spending more of his time developing Golar LNG Ltd. into a leading integrated LNG provider in the rapidly changing and fast growing LNG industry and continuing to develop Seadrill Limited as the world's preeminent offshore drilling company. It has been agreed, between Mr Trøim and the Seatankers Group, that Mr Trøim will leave his full time position with the Seatankers Group effective as of July 31, 2014 and thereafter provide independent investment and advisory services to the Seatankers Group. The purpose of this agreement is to continue to make Mr Trøim's resources available to Seatankers in order to assist with the continued development and growth of Seadrill and Golar, including their listed subsidiaries and affiliated companies.

Mr Trøim will continue as Vice Chairman in Golar LNG Ltd. and Seadrill Ltd. He will also continue as Chairman of the board in Golar LNG Partners LP and Seadrill Partners LLC. In addition Mr Trøim will remain an ordinary Board member in SapuraKencana Petroleum Berhad and Archer Limited. He is furthermore expected to join the board of directors of North Atlantic Drilling Ltd.

Tor Olav Trøim and John Fredriksen say in a joint comment: "We have enjoyed 19 years of cooperation and are both pleased with the achievements we have made during this period. We look forward to continuing our successful partnership, albeit in a different format in the future."

Mr Trøim wants to give a separate thank you to John Fredriksen for the opportunity he was given when he was hired by the Seatankers Group in 1995 and also for the dynamic working relationship and freedom he has enjoyed in his position. "It has been a pleasure to work with great colleagues and some of the best management teams in the world to develop industry leading companies within the Shipping, Offshore and Salmon industry." Mr Trøim says.

Mr Trøim has, in connection with the change of role, today acquired 3,000,000 shares in Golar LNG and 2,000,000 shares in Seadrill from World Shipholding and Hemen Holding.

Hemen Holding Ltd's affiliated ownership in Seadrill following this transaction is 113,097,583 shares. In addition, Hemen Holding holds TRS agreements, with exposure to 3,900,000 shares and Famatown owns call options over 2,023,465 shares. Mr Trøim's direct and indirect holding in Seadrill Limited following this transaction is 2,635,000 shares. In addition Mr Trøim holds call options over 1,011,732 shares and TRS agreements with exposure to totally 600,000 shares in Seadrill Limited.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Seadrill's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Seadrill's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.6
SDRL - Notice of Annual General Meeting 2014

Hamilton, Bermuda, August 1, 2014 - Seadrill Limited advises that its 2014 Annual General Meeting will be held on September 19, 2014. The record date for voting at the Annual General Meeting has been set to July 18, 2014.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.